# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CollPlant Biotechnologies Ltd., CIK 0001631487
CUSIP: 19516R107
Title of class of securities: Ordinary Shares, par value NIS 1.5 per share
Address of issuer's principal executive offices: 4 Oppenheimer St,, Weizmann Science Park,, Rehovot, Israel (L3), 7670104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-19-050576
Filed by CIK 0001788316

## Reporting persons
- George Walter Loewenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,140,950; shared voting power 0; sole dispositive power 1,140,950; shared dispositive power 0; aggregate amount beneficially owned 1,140,950 (9.96% of the class)
  Comment: (1) Consists of (a) 60,794 shares of the Issuer's ordinary shares underlying American Depository Shares ("ADSs") held by the Walter Loewenbaum Trust, (b) 169,249 ordinary shares underlying ADSs held by the Reporting Person directly, and (c) 910,907 ordinary shares underlying ADSs held by the Reporting Person in an IRA.
  (2) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- Lillian S. Loewenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 89,573; shared voting power 0; sole dispositive power 89,573; shared dispositive power 0; aggregate amount beneficially owned 89,573 (0.78% of the class)
  Comment: (1) Consists of (a) 10,000 shares of the Issuer's ordinary shares underlying ADSs held in the Lillian Shaw Loewenbaum Trust, and (b) 79,573 shares of the Issuer's ordinary shares underlying ADSs held by the Reporting Person directly.
  (2) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- Elizabeth S. Loewenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 20,688; shared voting power 0; sole dispositive power 20,688; shared dispositive power 0; aggregate amount beneficially owned 20,688 (0.18% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- Lillian S. Loewenbaum Grantor Retained Annuity Trust I: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 6,283; shared voting power 0; sole dispositive power 6,283; shared dispositive power 0; aggregate amount beneficially owned 6,283 (0.05% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- Lillian S. Loewenbaum Grantor Retained Annuity Trust V: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 10,360; shared voting power 0; sole dispositive power 10,360; shared dispositive power 0; aggregate amount beneficially owned 10,360 (0.09% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- Lillian S. Loewenbaum Grantor Retained Annuity Trust VI: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 16,195; shared voting power 0; sole dispositive power 16,195; shared dispositive power 0; aggregate amount beneficially owned 16,195 (0.14% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- The Loewenbaum 1992 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 106,030; shared voting power 0; sole dispositive power 106,030; shared dispositive power 0; aggregate amount beneficially owned 106,030 (0.93% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- The Waterproof Partnership, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 35,500; shared voting power 0; sole dispositive power 35,500; shared dispositive power 0; aggregate amount beneficially owned 35,500 (0.31% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- The Loewenbaum Residence Trust FBO Anna Loewenbaum: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 11,800; shared voting power 0; sole dispositive power 11,800; shared dispositive power 0; aggregate amount beneficially owned 11,800 (0.1% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).
- The Elizabeth Scott Loewenbaum 1992 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 11,700; shared voting power 0; sole dispositive power 11,700; shared dispositive power 0; aggregate amount beneficially owned 11,700 (0.1% of the class)
  Comment: (1) Based on 11,454,512 ordinary shares of the Issuer issued and outstanding as of September 30, 2024 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on November 27, 2024).

## Item 1. Issuer
Name of issuer: CollPlant Biotechnologies Ltd.
Address of issuer's principal executive offices: 4 Oppenheimer St, Weizmann Science Park, Rehovot, L3, 7670104

## Item 2. Person Filing
Name of person filing:
This statement is filed by the individuals and entities listed below, all of whom together are referred to herein as the "Reporting Persons".
(i) George Walter Loewenbaum, an individual
(ii) Lillian S. Loewenbaum, an individual
(iii) Elizabeth Loewenbaum, an individual
(iv) Lillian S. Loewenbaum Grantor Retained Annuity Trust I, a Texas trust,
(v) Lillian S. Loewenbaum Grantor Retained Annuity Trust V, a Texas trust,
(vi) Lillian S. Loewenbaum Grantor Retained Annuity Trust VI, a Texas trust,
(vii) The Loewenbaum 1992 Trust, a Texas trust,
(viii) The Waterproof Partnership, Ltd., a Texas partnership,
(ix) The Loewenbaum Residence Trust FBO Anna Loewenbaum, a Texas trust, and
(x) The Elizabeth Scott Loewenbaum 1992 Trust, a Texas trust.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 1000 Westbank Dr, Ste #2A, Austin, TX 78746.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- George Walter Loewenbaum: /s/ George Walter Loewenbaum, George Walter Loewenbaum (01/28/2025)
- Lillian S. Loewenbaum: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum (01/28/2025)
- Elizabeth S. Loewenbaum: /s/ Elizabeth Loewenbaum, Elizabeth Loewenbaum (01/28/2025)
- Lillian S. Loewenbaum Grantor Retained Annuity Trust I: /s/ George Walter Loewenbaum, George Walter Loewenbaum, Trustee (01/28/2025)
- Lillian S. Loewenbaum Grantor Retained Annuity Trust V: /s/ George Walter Loewenbaum, George Walter Loewenbaum, Trustee (01/28/2025)
- Lillian S. Loewenbaum Grantor Retained Annuity Trust VI: /s/ George Walter Loewenbaum, George Walter Loewenbaum, Trustee (01/28/2025)
- The Loewenbaum 1992 Trust: /s/ George Walter Loewenbaum, George Walter Loewenbaum, Trustee (01/28/2025)
- The Loewenbaum 1992 Trust: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum, Trustee (01/28/2025)
- The Waterproof Partnership, Ltd.: /s/ George Walter Loewenbaum, George Walter Loewenbaum, General Partner (01/28/2025)
- The Waterproof Partnership, Ltd.: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum, General Partner (01/28/2025)
- The Loewenbaum Residence Trust FBO Anna Loewenbaum: /s/ George Walter Loewenbaum, George Walter Loewenbaum, Trustee (01/28/2025)
- The Loewenbaum Residence Trust FBO Anna Loewenbaum: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum, Trustee (01/28/2025)
- The Elizabeth Scott Loewenbaum 1992 Trust: /s/ George Walter Loewenbaum, George Walter Loewenbaum, Trustee (01/28/2025)
- The Elizabeth Scott Loewenbaum 1992 Trust: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum, Trustee (01/28/2025)
Comment: EXHIBIT INDEX
Exhibit
Exhibit A: Joint Filing Agreement.